UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-133722

American Tire Distributors, Inc.

American Tire Distributors Holdings, Inc.

(Exact name of registrant as specified in its charter)

12200 Herbert Wayne Court

Suite 150

Huntersville, NC 28078

(704) 632-7110

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Tire Distributors, Inc. 10¼% Senior Notes due 2013,

American Tire Distributors, Inc. Senior Floating Rate Notes due 2012,

American Tire Distributors Holdings, Inc. 13% Senior Discount Notes due 2013 and

Guarantee of 10¼% Senior Notes due 2013 and

Guarantee of Senior Floating Rate Notes due 2012

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports1:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Less than three hundred.

Pursuant to the requirements of the Securities Exchange Act of 1934 American Tire Distributors, Inc. and American Tire Distributors Holdings, Inc. have caused this certification/notice to be signed on each of their behalf by the undersigned duly authorized person.

Date:   April 1, 2009

By:	/S/ DAVID L. DYCKMAN

David L. Dyckman
Executive Vice President and Chief Financial Officer

[1]

Notwithstanding the filing of this Form 15, American Tire Distributors, Inc. and American Tire Distributors Holdings, Inc. will continue to voluntarily file certain reports with the Securities Exchange Commission pursuant to covenants contained in the indentures governing the 10¼% Senior Notes due 2013, Senior Floating Rate Notes due 2012 and the 13% Senior Discount Notes due 2013.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.